Exhibit 99.3

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF September 30, 2025

TABLE OF CONTENTS

Page

Condensed Consolidated interim Statements of Financial Position	1

Condensed Consolidated interim Statements of Profit or Loss and Other Comprehensive Income	2

Condensed Consolidated interim Statements of Changes in Equity	3-5

Condensed Consolidated interim Statements of Cash Flows	6-7

Notes to the Interim Consolidated Financial Statements	8-13

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KAMADA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30,		As of December 31,
	2025	2024	2024
	Unaudited
Assets
Current Assets
Cash and cash equivalents	$71,997	$72,001	$78,435
Trade receivables, net	31,379	16,295	21,547
Other accounts receivables	3,945	4,555	5,546
Inventories	85,413	71,558	78,819
Total Current Assets	192,734	164,409	184,347

Non-Current Assets
Property, plant and equipment, net	38,100	33,746	36,245
Right-of-use assets	9,189	9,854	9,617
Intangible assets and other long-term assets	99,186	104,728	103,226
Goodwill	30,313	30,313	30,313
Contract assets	7,688	8,159	8,019
Deferred taxes	-	-	488
Total Non-Current Assets	184,476	186,800	187,908
Total Assets	$377,210	$351,209	$372,255
Liabilities
Current Liabilities
Current maturities of lease liabilities	1,912	1,586	1,631
Current maturities of other long term liabilities	10,585	9,480	10,181
Trade payables	24,875	14,786	27,735
Other accounts payables	9,443	8,104	9,671
Deferred revenues	1,022	41	171
Total Current Liabilities	47,837	33,997	49,389

Non-Current Liabilities
Lease liabilities	9,558	9,574	9,431
Contingent consideration	19,730	17,630	20,646
Other long-term liabilities	32,539	34,121	32,816
Deferred taxes	1,723	-	-
Employee benefit liabilities, net	591	618	509
Total Non-Current Liabilities	64,141	61,943	63,402

Shareholder’s Equity
Ordinary shares	15,077	15,024	15,028
Additional paid in capital net	268,222	266,588	266,933
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	346	16	51
Capital reserve from share-based payments	5,339	6,394	6,316
Capital reserve from employee benefits	374	283	364
Accumulated deficit	(20,636)	(29,546)	(25,738)
Total Shareholder’s Equity	265,232	255,269	259,464
Total Liabilities and Shareholder’s Equity	$377,210	$351,209	$372,255

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2025	2024	2025	2024	2024
	Unaudited		Unaudited

Revenues from proprietary products	$117,976	$110,032	$39,523	$37,128	$141,447
Revenues from distribution	17,806	11,916	7,487	4,612	19,506

Total revenues	135,782	121,948	47,010	41,740	160,953

Cost of revenues from proprietary products	61,464	59,207	20,884	20,869	73,708
Cost of revenues from distribution	14,878	9,805	6,364	3,637	17,278

Total cost of revenues	76,342	69,012	27,248	24,506	90,986

Gross profit	59,440	52,936	19,762	17,234	69,967

Research and development expenses	10,101	12,512	2,636	3,414	15,185
Selling and marketing expenses	13,573	13,862	4,505	4,501	18,428
General and administrative expenses	13,084	11,578	4,819	4,014	15,702
Other expenses (income)	-	11	(14)	11	601
Operating income	22,682	14,973	7,816	5,294	20,051

Financial income	1,479	1,434	492	646	2,118
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(766)	255	(43)	(60)	(94)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(4,057)	(5,316)	(1,677)	(1,766)	(8,081)
Financial expenses	(605)	(471)	(221)	(167)	(660)
Income (expense) before tax on income	18,733	10,875	6,367	3,947	13,334
Taxes on income	(2,097)	(221)	(1,071)	(84)	1,128

Net income (loss)	$16,636	$10,654	$5,296	$3,863	$14,462

Other comprehensive income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain (loss) from securities measured at fair value through other comprehensive income
Gain (loss) on cash flow hedges	770	(63)	207	32	(30)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(475)	(61)	(317)	(4)	(59)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	10	8	-	-	89
Total comprehensive income (loss)	$16,941	$10,538	$5,186	$3,891	$14,462

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.29	$0.19	$0.09	$0.07	$0.25
Diluted net earnings per share	$0.29	$0.18	$0.09	$0.07	$0.25

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2025 (audited)	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464
Net income	-	-	-	-	-	-	16,636	16,636
Other comprehensive income (loss)	-	-	-	295	-	10	-	305
Total comprehensive income (loss)	-	-	-	295	-	10	16,636	16,941
Exercise and forfeiture of share-based payment into shares	49	1,289	-	-	(1,364)	-	-	(26)
Cost of share-based payment	-	-	-	-	387	-	-	387
Dividend	-	-	-	-	-	-	(11,534)	(11,534)
Balance as of September 30, 2025	$15,077	268,222	(3,490)	346	5,339	374	(20,636)	265,232

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2024 (audited)	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income	-	-	-	-	-	-	10,654	10,654
Other comprehensive income (loss)	-	-	-	(124)	-	8	-	(116)
Total comprehensive income (loss)	-	-	-	(124)	-	8	10,654	10,538
Exercise and forfeiture of share-based payment into shares	3	740	-	-	(740)	-		3
Cost of share-based payment					707			707
Balance as of September 30, 2024	$15,024	266,588	(3,490)	16	6,394	283	(29,546)	255,269

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2025	$15,077	$268,243	$(3,490)	$456	$5,226	$374	$(25,932)	$259,954
Net income	-	-	-	-	-	-	5,296	5,296
Other comprehensive income (loss)	-	-	-	(110)	-	-	-	(110)
Total comprehensive income (loss)	-	-		(110)	-	-	5,296	5,186
Exercise and forfeiture of share-based payment into shares	-	(21)	-	-	(4)	-	-	(25)
Cost of share-based payment	-	-	-	-	117	-	-	117
Balance as of September 30, 2025	$15,077	268,222	(3,490)	346	5,339	374	(20,636)	265,232

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2024	$15,023	$266,313	$(3,490)	$(12)	$6,444	$283	$(33,409)	$251,152
Net income	-	-	-	-	-	-	3,863	3,863
Other comprehensive income (loss)	-	-	-	28	-	-	-	28
Total comprehensive income (loss)	-	-		28	-	-	3,863	3,891
Exercise and forfeiture of share-based payment into shares	1	275	-	-	(275)	-	-	1
Cost of share-based payment	-	-	-	-	225	-	-	225
Balance as of September 30, 2024	$15,024	$266,588	$(3,490)	$16	$6,394	$283	$(29,546)	$255,269

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	U.S. Dollars in Thousands
Balance as of January 1, 2024 (audited)	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income	-	-	-	-	-	-	14,462	14,462
Other comprehensive income (loss), net of tax)	-	-	-	(89)	-	89	-	-
Total comprehensive income (loss)	-	-	-	(89)	-	89	14,462	14,462
Exercise and forfeiture of share-based payment into shares	7	985	-	-	(985)	-	-	7
Cost of share-based payment	-	-	-	-	874	-	-	874
Income tax impact associated with issuance of shares	-	100	-	-			-	100
Balance as of December 31, 2024	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2025	2024	2025	2024	2024
	Unaudited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$16,636	$10,654	$5,296	$3,863	$14,462

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	11,117	9,708	3,760	3,242	13,808
Financial expenses, net	3,949	4,098	1,449	1,347	6,717
Cost of share-based payment	387	700	117	224	874
Taxes on income	2,097	221	1,071	84	(1,128)
Loss (gain) from sale of property and equipment	(8)	11	-	12	11
Change in employee benefit liabilities, net	91	6	17	17	52
	17,633	14,744	6,414	4,926	20,334
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(9,705)	3,249	(1,035)	10,004	(1,977)
Decrease in other accounts receivables	1,666	1,452	588	510	593
Decrease (increase) in inventories	(6,593)	16,920	(3,333)	7,155	9,659
Decrease in deferred expenses	331	336	119	97	476
Increase (decrease) in trade payables	(3,497)	(10,747)	634	(5,655)	1,226
Increase (decrease) in other accounts payables	(253)	(157)	630	881	1,413
Increase (decrease) in deferred revenues	851	(107)	845	14	23
	(17,200)	10,946	(1,552)	13,006	11,413
Cash received (paid) during the period for:

Interest paid	(605)	(424)	(221)	(158)	(594)
Interest received	1,479	1,434	492	646	2,118
Taxes paid	(19)	(158)	(13)	(70)	(139)
	855	852	258	418	1,385

Net cash provided by operating activities	$17,924	$37,196	$10,416	$22,213	$47,594

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2025	2024	2025	2024	2024
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(7,071)	$(7,816)	$(3,589)	$(2,124)	$(10,740)
Proceeds from sale of property and equipment	8	1	-	-	1
Net cash used in investing activities	(7,063)	(7,815)	(3,589)	(2,124)	(10,739)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	49	3	-	1	7
Repayment of lease liabilities	(833)	(890)	(415)	(319)	(1,251)
Repayment of other long-term liabilities	(4,848)	(12,316)	(339)	(4,468)	(12,667)

Dividends Paid	(11,534)	-	-	-	-
Net cash used in financing activities	(17,166)	(13,203)	(754)	(4,786)	(13,911)

Exchange differences on balances of cash and cash equivalent	(133)	182	(61)	151	(150)

Increase (decrease) in cash and cash equivalents	(6,438)	16,360	6,012	15,454	22,794

Cash and cash equivalents at the beginning of the period	78,435	55,641	65,985	56,547	55,641

Cash and cash equivalents at the end of the period	$71,997	$72,001	$71,997	$72,001	$78,435

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$870	$3,163	$360	$2,642	$3,304
Purchase of property and equipment and Intangible assets	$555	$1,040	$(475)	$1,040	$1,955

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:- General

General description of the Company and its activity

Kamada Ltd (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the Distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second, the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third, the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with its lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

In November 2021, the Company acquired, pursuant to an Asset Purchase Agreement, CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers.

In accordance with an agreement with Takeda Pharmaceuticals Company Limited (“Takeda”), starting from the first quarter of 2022, Takeda pays the Company royalties on sales of GLASSIA manufactured by Takeda in the United States and, commencing in 2024, in Canada, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each year from 2022 to 2040. The Company will also be entitled to royalty income on sales of GLASSIA by Takeda in Australia and New Zealand, to the extent that GLASSIA will be approved, and sales will be generated in these markets by Takeda in the future.

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company; within the meaning of the Israeli Companies Law, 1999.

The Company’s activity is divided into two operating segments:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics.
Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

The Company has four wholly-owned subsidiaries – Kamada Inc., Kamada Plasma LLC (wholly owned by Kamada Inc.), KI Biopharma LLC and Kamada Ireland Limited. In addition, the Company owns 74% of Kamada Assets Ltd. (“Kamada Assets”).

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:- Material Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Forthcoming requirements

Presentation and Disclosure in Financial Statements – IFRS 18

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit and loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals for “operating profit or loss,” profit or loss before financing income and taxes” and “profit or loss” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted.

The Company is currently assessing the impact of the Standard on its financial statements. As of September 30, 2025, the Company does not have impact on its financial statement.

Note 3:- Significant events in the reporting period

On March 5, 2025, the Company announced that its Board of Directors had declared a special cash dividend of $0.20 (NIS 0.73) per share on the Company’s common stock, amounting to approximately $11.5 million in total. The dividend was paid on April 7, 2025, to shareholders of record as of the close of business on March 17, 2025.

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of proprietary plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Nine months period ended September 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$117,976	$17,806	$135,782
Gross profit	$56,512	$2,928	$59,440
Unallocated corporate expenses			(36,758)
Finance expenses, net			(3,949)
Income before taxes on income			$18,733

	Nine months period ended September 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$110,032	$11,916	$121,948
Gross profit	$50,825	$2,111	$52,936
Unallocated corporate expenses			(37,963)
Finance expenses, net			(4,098)
Income before taxes on income			$10,875

	Three months period ended September 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$39,523	$7,487	$47,010
Gross profit	$18,639	$1,123	$19,762
Unallocated corporate expenses			(11,946)
Finance expenses, net			(1,449)
Income before taxes on income			$6,367

	Three months period ended September 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$37,128	$4,612	$41,740
Gross profit	$16,259	$975	$17,234
Unallocated corporate expenses			(11,940)
Finance expenses, net			(1,347)
Income before taxes on income			$3,947

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Year Ended December 31, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited

Revenues	$141,447	$19,506	$160,953
Gross profit	$67,739	$2,228	$69,967
Unallocated corporate expenses			(49,916)
Finance expenses, net			(6,717)
Income before taxes on income			$13,334

c.	Reporting on operating segments by geographic region:

	Nine months period ended September 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$79,230	$-	$79,230
Israel	4,746	17,806	22,552
Latin America	16,324	-	16,324
Canada	7,982	-	7,982
Europe	6,310	-	6,310
Asia	3,362	-	3,362
Others	22	-	22
	$117,976	$17,806	$135,782

c.	Reporting on operating segments by geographic region:

	Nine months period ended September 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$84,779	$-	$84,779
Israel	4,701	11,916	16,617
Canada	7,873	-	7,873
Latin America	7,588	-	7,588
Europe	3,220	-	3,220
Asia	1,837	-	1,837
Others	34	-	34
	$110,032	$11,916	$121,948

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

	Three months period ended September 30, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$23,736	$-	$23,736
Israel	1,710	7,487	9,197
Latin America	6,443		6,443
Europe	3,858	-	3,858
Canada	2,386	-	2,386
Asia	1,390	-	1,390
Others	-	-	-
	$39,523	$7,487	$47,010

	Three months period ended September 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$29,610	$-	$29,610
Israel	1,144	4,612	5,756
Latin America	2,353		2,353
Canada	2,108	-	2,108
Europe	1,542	-	1,542
Asia	337	-	337
Others	34	-	34
	$37,128	$4,612	$41,740

	Year ended December 31, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A	$100,504	$-	$100,504
Israel	5,506	19,506	25,012
Canada	18,606		18,606
Europe	9,457	-	9,457
Latin America	4,936	-	4,936
Asia	2,376	-	2,376
Others	62	-	62
	$141,447	$19,506	$160,953

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2		Level 3
	U.S Dollars in thousands
September 30, 2025
Derivatives instruments	$-		$363	$-
Contingent consideration	-		-	(22,571)

September 30, 2024
Derivatives instruments			27
Contingent consideration	$-	$		$(20,472)

December 31, 2024
Derivatives instruments	$-		$49	$-
Contingent consideration	$-		$-	$(23,566)

During the Nine months ended on September 30, 2023 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 6:- Contingent Liabilities and Commitments

In connection with a Statement of Claim filed on June 13, 2023 against the Company by a third-party previously engaged to distribute the Company’s propriety products in Russia and Ukraine (the “Distributor”), with the tribunal of first instance in Geneva, on April 22, 2025, the tribunal dismissed the Distributer’s action and declared it inadmissible due to a lack of jurisdiction in Switzerland. On May 27, 2025, the Distributor challenged the decision rendered by the tribunal of first instance, claiming that the tribunal of first instance wrongly declined jurisdiction. The allegations raised by the Distributer in this appeal are largely reiterations of what it argued in front of the tribunal of first instance. The Company plans to submit its response to the appeal by mid-September 2025. Once that is submitted, the Court of Appeal will decide whether a second exchange of briefs is necessary before ruling on the Distributor’s appeal. For more information about this claim please refer to note 17h to the Company’s 2024 annual financial statements included in the 2024 form 20-F filed with the Securities and Exchange Commission on March 5, 2025.

Note 7:- Subsequent events

On October 22, 2025, the Company’s Board of Directors approved the grant of 1,590,000 options to purchase ordinary shares of the Company, under the 2011 Plan and the US Appendix.

Under the Israeli Share Option Plan:

1,324,000 options to purchase ordinary shares of the Company were granted at an exercise price of NIS 23.75 (USD 7.20) per share. The fair value of these options, as estimated on the grant date, was $3,249 thousands. The grant included 400 thousand options awarded to the Chief Executive Officer, pursuant to approval by the Annual General Meeting.

Under the US Appendix:

266,000 options to purchase ordinary shares of the Company were granted at an exercise price of USD 7.14 per share. The fair value of these options, as estimated on the grant date, was $653 thousands.